UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*

(Amendment No. 1)

SynQuest, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

87160X100
(CUSIP Number)

Scott A. Arenare, Esq.
Managing Director and General Counsel
Warburg Pincus LLC
466 Lexington Avenue
New York, New York 10017
(212) 878-0600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2002
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
§ 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 87160X100

(1)	NAMES OF REPORTING PERSON
Warburg, Pincus Investors, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐ (b) ☒

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
OO

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

(7)	SOLE VOTING POWER
NUMBER OF	None
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY	2,191,038(1)
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH	None

(10)	SHARED DISPOSITIVE POWER
2,191,038(1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,191,038(1)

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(See Instructions)

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.9%(1)(2)

(14)	TYPE OF REPORTING PERSON
PN

(1)  Assumes full conversion of all shares of Series A Preferred (as defined herein) beneficially owned by such Reporting Persons into Common Stock (as defined herein). See Items 3 and 4 of this Amendment No. 1 to this Schedule 13D.

(2)  This percentage is calculated based upon 17,000,482 shares of Common Stock outstanding, which is the sum of (a) 2,946,797 shares of Common Stock outstanding as reported by SynQuest, Inc. (the “Company”) in its most recently filed quarterly report on Form 10-Q as filed with the Securities and Exchange Commission, (b) 2,946,857 shares of Common Stock issued in the Viewlocity Merger (as defined herein) and (c) 11,106,828 shares of Common Stock underlying the shares of Series A Preferred (as defined herein) issued pursuant to the Stock Purchase Agreement (as defined herein), as described in Item 4 of this Amendment No. 1 to this Schedule 13D.

CUSIP NO. 87160X100

(1)	NAMES OF REPORTING PERSON
Warburg, Pincus & Co.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐ (b) ☒

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
N/A

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

(7)	SOLE VOTING POWER
NUMBER OF	None
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY	2,191,038(1)
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH	None

(10)	SHARED DISPOSITIVE POWER
2,191,038(1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,191,038(1)

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(See Instructions)

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.9%(1)(2)

(14)	TYPE OF REPORTING PERSON
PN

(1)  Assumes full conversion of all shares of Series A Preferred (as defined herein) beneficially owned by such Reporting Persons into Common Stock (as defined herein). See Items 3 and 4 of this Amendment No. 1 to this Schedule 13D.

(2)  This percentage is calculated based upon 17,000,482 shares of Common Stock outstanding, which is the sum of (a) 2,946,797 shares of Common Stock outstanding as reported by SynQuest, Inc. (the “Company”) in its most recently filed quarterly report on Form 10-Q as filed with the Securities and Exchange Commission, (b) 2,946,857 shares of Common Stock issued in the Viewlocity Merger (as defined herein) and (c) 11,106,828 shares of Common Stock underlying the shares of Series A Preferred issued pursuant to the Stock Purchase Agreement (as defined herein), as described in Item 4 of this Amendment No. 1 to this Schedule 13D.

CUSIP NO. 87160X100

(1)	NAMES OF REPORTING PERSONS
Warburg Pincus LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐ (b) ☒

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
N/A

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

(7)	SOLE VOTING POWER
NUMBER OF	None
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY	2,191,038(1)
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH	None

(10)	SHARED DISPOSITIVE POWER
2,191,038(1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,191,038(1)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(See Instructions)

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.9%(1)(2)

(14)	TYPE OF REPORTING PERSON
OO

(1)  Assumes full conversion of all shares of Series A Preferred (as defined herein) beneficially owned by such Reporting Persons into Common Stock (as defined herein). See Items 3 and 4 of this Amendment No. 1 to this Schedule 13D.

(2)  This percentage is calculated based upon 17,000,482 shares of Common Stock outstanding, which is the sum of (a) 2,946,797 shares of Common Stock outstanding as reported by SynQuest, Inc. (the “Company”) in its most recently filed quarterly report on Form 10-Q as filed with the Securities and Exchange Commission, (b) 2,946,857 shares of Common Stock issued in the Viewlocity Merger (as defined herein) and (c) 11,106,828 shares of Common Stock underlying the shares of Series A Preferred issued pursuant to the Stock Purchase Agreement (as defined herein), as described in Item 4 of this Amendment No. 1 to this Schedule 13D.

     This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed on behalf of Warburg, Pincus Investors, L.P., a Delaware limited partnership (“WPI”), Warburg, Pincus & Co., a New York general partnership (“WP”), and Warburg Pincus LLC, a New York limited liability company and the manager of WPI (“WP LLC,” and together with WPI and WP, the “Reporting Persons”) and amends and supplements the Schedule 13D as originally filed with the Securities and Exchange Commission on September 6, 2002 (the “Original Schedule 13D”) with respect to shares of common stock, par value $0.01 per share (“Common Stock”) of SynQuest, Inc. (the “Company”).

     Unless otherwise indicated in this Amendment No. 1, each capitalized term used but not otherwise defined in this Amendment No. 1 shall have the meaning assigned to such term in the Original Schedule 13D.

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Agreement among the Reporting Persons to file jointly (the “Joint Filing Agreement”) is attached as Exhibit 8 to the Original Schedule 13D. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being beneficially owned by it.

ITEM 3.            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The information in Item 3 of the Original Schedule 13D is hereby amended and supplemented by the following information:

     On November 15, 2002, pursuant to the terms of the Stock Purchase Agreement, as amended and restated on September 20, 2002 (as amended and restated, the “Stock Purchase Agreement”), the Company issued an aggregate of 11,106,828 shares of Series A Convertible Preferred Stock, par value $.01 per share (“Series A Preferred”) to the investors named in the Stock Purchase Agreement (the “Investors”) in a private placement (the “Private Placement”). WPI received 686,828 shares of Series A Preferred (the “Shares”) in the Private Placement. The aggregate consideration paid by WPI for the Shares was $1,717,070, all of which consisted of the conversion of outstanding borrowings under a line of credit extended by WPI to the Company into shares of Series A Preferred.

ITEM 4.            PURPOSE OF THE TRANSACTION

     The information in Item 4 of the Original Schedule 13D is hereby amended and supplemented by the following information:

     On September 20, 2002, the Company, WPI and the other Investors entered into an Amended and Restated Shareholders Agreement (as amended and restated, the “Shareholders Agreement”), pursuant to which they have agreed to vote their respective shares of Common Stock received in the Private Placement (i) to fix the number of directors of the Company at seven, and (ii) to elect to the board of directors (a) one member designated by North Bridge Venture Partners (“North Bridge”), (b) one member designated by Battery Ventures IV LLC (“Battery”) , (c) the Chief Executive Officer of the Company, and (d) four members to be designated annually by a majority of the full board of directors, at least three of whom must be independent. The Shareholders Agreement also grants the Investors in the Private Placement, a right of first refusal with respect to additional issuances of equity securities of the Company (including any securities convertible into equity securities), excluding management stock options, securities issued in connection with acquisitions and strategic alliances, securities issued in connection with debt financings and securities issued in a “qualified offering” (as defined in the Shareholders Agreement).

     The Shareholders Agreement provides that directors designated by North Bridge and Battery will also be represented on the compensation committee and, subject to compliance with applicable federal law and the rules issued by any national securities exchange or automated quotation system on which the Company’s securities are then listed, the audit committee of the Company’s board of directors. For a period of two years following the date of the Shareholders Agreement, each Investor has agreed that if, upon the recommendation of the Company’s board of directors, the Company makes a tender offer for outstanding shares of Common Stock using the Company’s then-existing funds or additional funds invested by the Investors in the Company’s other equity securities, the Investor will not tender any shares of Common Stock, including any shares of Common Stock issuable upon conversion of any Series A Preferred, held by the Investor.

     On September 20, 2002, the Company, WPI and the other Investors entered into the Amended and Restated Registration Rights Agreement (as amended and restated, the “Registration Rights Agreement”). The Company also entered into an Amended and Restated Registration Rights Agreement (“Registration Rights Agreement”), dated as of September 20, 2002, with the Investors in the Private Placement and the stockholders of Viewlocity who were to receive shares of Common Stock in the Viewlocity Merger. This group of stockholders is referred to as the “registration rights holders.” The Registration Rights Agreement is the agreement that governs the terms under which the Company has agreed to register the sale of the common stock to be issued to these holders. Holders of Series A Preferred will have registration rights only as to the shares of Common Stock underlying their shares of Series A Preferred. The following summarizes the terms of the Registration Rights Agreement.

     The Company has agreed to file a “shelf” registration statement within 180 days after the closing of the transactions registering resales of Common Stock from time to time by the registration rights holders, and to use all commercially reasonable efforts to cause the registration statement to become effective as soon as practicable. Once effective, the shelf registration statement will permit the registration rights holders to sell their shares of common stock into the open market from time to time using the methods of distribution to be described in the shelf registration statement. However, the registration rights holders have signed lockup agreements providing that no sales will be made until one year after the closing date of the transactions.

     The Registration Rights Agreement grants additional registration rights, known as “piggyback” registration rights, to the purchasers. The piggyback investors are the Investors who will receive Series A Preferred in the transactions. The piggyback registration rights require the Company to give these investors notice of the Company’s intention to file registration statements covering its equity securities with the SEC. If the piggyback investors indicate that they wish to have some or all of the shares of Common Stock underlying their shares of Series A Preferred included in the registration, the Company has agreed to include these shares of Common Stock. The piggyback registration rights include the following specific terms:

•	If the registration relates to an underwritten public offering and the managing underwriter, or underwriters, imposes a limit on the number of shares that may be included, the Company is required to include only the number of shares of the piggyback investors’ Common Stock as is permitted to be included by the managing underwriter.

•	If the Company originally commenced the registration in order to effect a sale of its shares, then the shares registered for the piggyback investors shall be excluded from the registration on a pro rata basis among the piggyback investors, up to the full number of shares that were requested to be included, before any shares proposed to be included by the Company are excluded.

•	If the Company originally commenced the registration in order to effect a sale of its shares by a shareholder who had the right to demand that the Company file a registration statement, then the shares registered for the piggyback investors shall be excluded from the registration together with any shares to be offered by the Company, pro rata, based on the number of shares sought to be included by the Company and each of the piggyback investors.

     The Company has the right to delay the filing of any registration statement under the Registration Rights Agreement, and the right to require the registration rights holders to refrain from selling shares of Common Stock pursuant to an effective registration statement, from time to time for up to an aggregate of 90 days in any 12-month period, if a material activity exists. A material activity means that: (i) there is an event, or state of facts, relating to the Company; (ii) such event, or state of facts, is material to the Company; and (iii) such event, or state of facts, would require disclosure in order for the registration rights holders to sell shares of common stock pursuant to a registration statement.

     On November 15, 2002, the Company consummated its previously announced merger with Viewlocity (the “Viewlocity Merger”). As consideration for the Viewlocity Merger, the Company issued a total of 2,946,857 shares of Common Stock (after giving effect to the issuance of cash in lieu of fractional shares) to Viewlocity’s Series F Preferred stockholders. Holders of other classes and series of Viewlocity capital stock received nominal cash consideration.

     On November 15, 2002, the Company consummated the Private Placement. The Company issued an aggregate of 11,106,828 shares of Series A Preferred for aggregate consideration of $27,767,070, including 686,828 shares of Series A Preferred issued to WPI.

     On November 15, 2002, concurrently with the consummation of the Viewlocity Merger and the Private Placement, and pursuant to the Shareholders Agreement, the following persons were elected as directors of the Company: William Geary, Scott Tobin, Jim Wilson, William Stuek and C. Jeffrey Simpson.

ITEM 5.            INTEREST IN SECURITIES OF THE ISSUER

     The information in Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

     (a)       WPI individually has beneficial ownership of an aggregate of 2,191,038 shares of Common Stock as of November 15, 2002 by virtue of WPI’s ownership of such shares as of such date. Due to their respective relationships with WPI and each other, each of the Reporting Persons may be deemed to individually beneficially own an aggregate of 2,191,038 shares of Common Stock as of November 15, 2002 by virtue of WPI’s ownership of such shares as of such date. The 2,191,038 shares of Common Stock which the Reporting Persons may be deemed to beneficially own include 686,828 shares of Common Stock issuable upon conversion of the Shares and represent, in the aggregate, 12.9% of the shares of Common Stock outstanding on November 15, 2002.

     The percentage in the foregoing paragraph is calculated based upon calculated based upon 17,000,482 shares of Common Stock outstanding, which is the sum of (a) 2,946,797 shares of Common Stock outstanding as reported by the Company in its most recently filed quarterly report on Form 10-Q as filed with the Securities and Exchange Commission, (b) 2,946,857 shares of Common Stock (after giving effect to the issuance of cash in lieu of fractional shares) issued in the Viewlocity Merger and (c) 11,106,828 shares of Common Stock underlying the shares of Series A Preferred. The percentage in the foregoing paragraph assumes the full conversion of the Series A Preferred into shares of Common Stock.

     (b)       WPI shares the power to vote or to direct the vote and to dispose or to direct the disposition of 2,191,038 shares of Common Stock as of November 15, 2002, including 686,828 shares of Common Stock issuable upon conversion of the Series A Preferred, which represent, in the aggregate, 12.9% of the shares of Common Stock outstanding on November 15, 2002. Each of the Reporting Persons shares with WPI the power to vote or direct the vote and to dispose or direct the disposition of the 2,191,038 shares of Common Stock it may be deemed to own as of November 15, 2002.

     (c)       On November 15, 2002, (1) the Company issued an aggregate of 2,946,857 shares of Common Stock (after giving effect to the issuance of cash in lieu of fractional shares) in the Viewlocity Merger and (2) the Investors (including WPI) acquired an aggregate of 11,106,828 shares of Series A Preferred in the Private Placement, including the 686,828 shares of Series A Preferred issued to WPI, all as described in Item 3 of this Amendment No. 1.

     (d)       Except as set forth in Item 4 and this Item 5, no person other than each respective record owner referred to herein of Common Stock is known to have the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Common Stock.

ITEM 6.            CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The information in Item 6 of the Original Schedule 13D is hereby amended and supplemented by the following information:

     Other than as described in the Original Schedule 13D, Items 3, 4 and 5 of this Amendment No. 1 and the agreements filed as exhibits to the Original Schedule 13D and this Amendment No. 1 which are herein incorporated by reference, to the knowledge of the Reporting Persons, there are not contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.            MATERIALS TO BE FILED AS EXHIBITS

     The following documents are filed as exhibits:

Exhibit Name

1.	Amended and Restated Stock Purchase Agreement dated September 20, 2002, among SynQuest, Inc. and the parties listed on the signature pages thereof (incorporated by reference to Exhibit 10.25 to the Annual Report on Form 10-K filed by SynQuest, Inc. for the fiscal year ended June 30, 2002).

2.	Amended and Restated Registration Rights Agreement dated as of September 20, 2002, between SynQuest, Inc. and the shareholders named on the signature pages thereof (incorporated by reference to Exhibit 4.3 to the Annual Report on Form 10-K filed by SynQuest, Inc. for the fiscal year ended June 30, 2002).

3.	Amended and Restated Shareholders’ Agreement dated as of September 20, 2002, between SynQuest, Inc. and the shareholders named on the signature pages thereof (incorporated by reference to Exhibit 10.26 to the Annual Report on Form 10-K filed by SynQuest, Inc. for the fiscal year ended June 30, 2002).

4.	Articles of Amendment to the Third Amended and Restated Articles of Incorporation of SynQuest, Inc. (incorporated by reference to 4.1 to the Current Report on Form 8-K filed by SynQuest, Inc., on November 22, 2002).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2002	WARBURG, PINCUS INVESTORS, L.P.

	By:	Warburg, Pincus & Co., General Partner

	By:	/s/ Scott A. Arenare

Scott A. Arenare, Partner

Dated: November 20, 2002	WARBURG, PINCUS & CO.

	By:	/s/ Scott A. Arenare

Scott A. Arenare, Partner

Dated: November 20, 2002	WARBURG PINCUS LLC

	By:	/s/ Scott A. Arenare

Scott A. Arenare, Managing Director and General Counsel

Exhibit Index

1.	Amended and Restated Stock Purchase Agreement dated September 20, 2002, among SynQuest, Inc. and the parties listed on the signature pages thereof (incorporated by reference to Exhibit 10.25 to the Annual Report on Form 10-K filed by SynQuest, Inc. for the fiscal year ended June 30, 2002).

2.	Amended and Restated Registration Rights Agreement dated as of September 20, 2002, between SynQuest, Inc. and the shareholders named on the signature pages thereof (incorporated by reference to Exhibit 4.3 to the Annual Report on Form 10-K filed by SynQuest, Inc. for the fiscal year ended June 30, 2002).

3.	Amended and Restated Shareholders’ Agreement dated as of September 20, 2002, between SynQuest, Inc. and the shareholders named on the signature pages thereof (incorporated by reference to Exhibit 10.26 to the Annual Report on Form 10-K filed by SynQuest, Inc. for the fiscal year ended June 30, 2002).

4.	Articles of Amendment to the Third Amended and Restated Articles of Incorporation of SynQuest, Inc. (incorporated by reference to 4.1 to the Current Report on Form 8-K filed by SynQuest, Inc., on November 22, 2002).